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SEC

19008138

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue- Suite 801
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza- Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fredericks Michael Securities Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Arturo P Almeida
Notary Public, State of New Jersey
Reg. No. 2457861
My Commission Expires 05/17/2023

Signature

CCO, FINOP

Title

Notary Public

Sworn to and subscribed before me this 26 day of Feb, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS



Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on Fredericks Michael Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fredericks Michael Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We, including the tenure of the predecessor firm, have served as Fredericks Michael Securities Inc.'s auditor since 2006

New York, New York
February 28, 2019

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Current Assets:		
Cash	$	23,585
Due from Related Party		20,045
Prepaid Expenses and Taxes		1,401
Total Current Assets		45,031
Property and Equipment - Net		-
Deferred Taxes		30,660
Total Assets	$	75,691

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	17,500
Total Current Liabilities		17,500
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)		100
Additional Paid-In Capital		74,900
Accumulated Deficit		(16,809)
Total Stockholders' Equity		58,191
Total Liabilities and Stockholders' Equity	$	75,691

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue:	
Advisory Income	$ 93,624
Operating Expenses	
Facilities Charge	36,000
Legal and Accounting Fees	37,000
Regulatory and Consulting Fees	7,465
Office and Other Operating Expenses	133
Total Operating Expenses	80,598
Net Income From Operations	13,026
Income Before Provision for Income Taxes	13,026
Provision for Income Taxes	
Current	75
Deferred	4,125
Total Provision for Income Taxes	4,200
Net Income	$ 8,826

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2018	$ 100	$ 74,900	$ (25,635)	$ 49,365
Net Income (Loss)	-	-	8,826	8,826
Balance at December 31, 2018	$ 100	$ 74,900	$ (16,809)	$ 58,191

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:	
Net Income	$ 8,826
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Deferred Taxes	4,125
(Increase) or Decrease in Current Assets:	
Due from Related Party	(13,730)
Prepaid Expenses and Taxes	731
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	2,500
Net Cash Provided by Operating Activities	2,452
Net Increase in Cash	2,452
Cash at Beginning of Year	21,133
Cash at End of Year	$ 23,585

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Income Taxes - (continued)

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financi statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2018, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable to the Company's net operating loss (NOL) tax carry-forwards. As of December 31, 2018, the Company has for federal, state and local tax return purposes, net operating losses totaling $96,265 expiring over the next 20 years, beginning with the year end December 31, 2029. The tax benefit of the NOL carry forwards are included in the Company's calculation of its deferred tax asset. As of December 31, 2018, the amount of deferred tax assets totaled $30,660.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Income Taxes - (continued)

Realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the NOL carry-forwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. As such, a provision for a valuation allowance was deemed unnecessary.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2015.

E) Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 and related amendment ASC 606. This new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB.

Revenue arising from contingent advisory fee assignments is recognized when the transaction is successfully consumated. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned. Any costs to obtain the client contracts are immaterial. There was no cumulative effect to be recognized from initially applying ASC 606 due to the new standard not resulting in a material change in policy of revenue recognition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

G) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H) Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2019, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2018.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(continued)

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was incurred for the year ended December 31, 2018.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due from the related party, Fredericks Michael Co Inc. (a shareholder in the Company) is pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amount due from the related party as of December 31, 2018 totaled $20,045.

B) Major Source of Income

For the year ended December 31, 2018, one hundred percent (100%) of the Company's advisory income was originated from the related party. The facility charge in the accompanying statement of operations is in regards to the cost sharing agreement.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2018, the amounts covered by federal deposit insurance are $250,000. As of December 31, 2018, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	-
New York State Franchise Tax		50
New York City Corporation Income Tax		25
Total Current Taxes	$	75
Deferred:		
Federal Corporation Tax	$	3,678
New York State Franchise Tax		82
New York City Corporation Income Tax		365
Total Deferred Taxes (Benefit)	$	4,125

There are no Income taxes payable as of December 31, 2018.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the minimum net capital requirement. was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2018, the Company had net capital of $6,085 which was $1,085 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.88 to 1.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2018

FREDERICKS MICHAEL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Net Capital		
Total stockholders' equity	$	58,191
Deduct: stockholders' equity not allowable for net capital		-
Total stockholders' equity qualifies for net capital		58,191
Add: subordinated borrowings allowable in computation of		-
Total capital and allowable subordinated borrowings		58,191
Deductions and/or changes:		
Non-allowable assets:		
Due from related party		20,045
Prepaid expenses		1,401
Deferred Taxes		30,660
Total deductions and/or changes:		52,106
Net Capital before haircuts on securities positions		6,085
Haircuts on securities		-
Net Capital	$	6,085
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$	17,500
Total aggregate indebtedness	$	17,500
Minimum net capital required	$	5,000
Excess net capital	$	1,085
Excess net capital of the greater of 10 percent of total aggregate Indebtness or 120 percent of minimum net capital required	$	85
Ratio of aggregate indebtedness to net capital		2.88
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2017):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	6,085
Net audit adjustments resulting in increased capital		-
Net Capital per above	$	6,085

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).



Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report Pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Board of Directors
Fredericks Michael Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Fredericks Michael Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fredericks Michael Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Fredericks Michael Securities, Inc. stated that Fredericks Michael Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
February 28, 2019

FREDERICKS
MICHAEL

Fredericks Michael Securities, Inc.
430 Park Avenue
New York, New York 10022
Tel: +1 212 732 1600
Fax: +1 212 732 1872

Fredericks Michael Securities, Inc. Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fredericks Michael Securities, Inc.

I, Ken Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Ken Boyar
Title: President
February 7, 2019